File No. 812-14725

As filed with the Securities and Exchange Commission on August 17, 2017

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SECOND AMENDED AND RESTATED APPLICATION PURSUANT TO

SECTION 6(c) OF THE INVESTMENT COMPANY ACT
OF 1940, AS AMENDED (THE “1940 ACT”), FOR AN ORDER GRANTING EXEMPTIONS

FROM SECTIONS 18(a)(2), 18(c) AND 18(i) OF THE 1940 ACT, PURSUANT TO

SECTIONS 6(c) AND 23(c) OF THE 1940 ACT FOR AN ORDER GRANTING

CERTAIN EXEMPTIONS FROM RULE 23c-3 THEREUNDER AND PURSUANT TO

SECTION 17(d) OF THE 1940 ACT AND RULE 17d-1 THEREUNDER

STEADFAST ALCENTRA GLOBAL CREDIT FUND

Steadfast Investment Adviser, LLC

18100 Van Karman Avenue

Suite 500

Irvine, CA 92612

Please direct all communications regarding this Application to:

Christopher Hilbert, Chief Executive Officer

Steadfast Alcentra Global Credit Fund

18100 Van Karman Avenue

Suite 500

Irvine, CA 92612

(949) 852-0700

With copies to:

Heath D. Linsky, Esq.

Lauren B. Prevost, Esq.

Owen J. Pinkerton, Esq.

Morris, Manning & Martin, LLP

1600 Atlanta Financial Center

3343 Peachtree Road, N.E.

Atlanta, Georgia 30326-1044

(404) 233-7000

This Application (including Exhibits) contains 19 pages.

UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

In the Matter of: STEADFAST ALCENTRA GLOBAL CREDIT FUND Steadfast Investment Adviser, LLC Investment Company Act of 1940 File No. 812-14725	SECOND AMENDED AND RESTATED APPLICATION PURSUANT TO SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940, AS AMENDED (THE “1940 ACT”), FOR AN ORDER GRANTING EXEMPTIONS FROM SECTIONS 18(a)(2), 18(c) AND 18(i) OF THE 1940 ACT, PURSUANT TO SECTIONS 6(c) AND 23(c) OF THE 1940 ACT FOR AN ORDER GRANTING CERTAIN EXEMPTIONS FROM RULE 23c-3 THEREUNDER AND PURSUANT TO SECTION 17(d) OF THE 1940 ACT AND RULE 17d-1 THEREUNDER

I.	THE PROPOSAL

Steadfast Alcentra Global Credit Fund (the “Fund”) and Steadfast Investment Adviser, LLC (the “Adviser”) (together, the “Applicants”) seek an order of the Securities and Exchange Commission (the “Commission”) (i) pursuant to Section 6(c) of the Investment Company Act of 1940, as amended (the “1940 Act”), granting exemptions from Sections 18(a)(2), 18(c) and 18(i) of the 1940 Act, (ii) pursuant to Sections 6(c) and 23(c) of the 1940 Act, for an exemption from Rule 23c-3 of the 1940 Act and (iii) pursuant to Section 17(d) of the 1940 Act and Rule 17d-1 thereunder, to permit the Fund and any other investment company relying on this relief (each, a “Future Fund”) to offer investors multiple classes of shares of beneficial interest (“Shares”)1 with varying sales loads, asset-based service and/or distribution fees and early withdrawal charges, as described more fully in this Application. The Applicants request that the order also apply to any other registered closed-end management investment company that conducts a continuous offering of its shares, existing now or in the future, for which the Adviser, its successors, or any entity controlling, controlled by, or under common control with the Adviser, or its successors,2 acts as investment adviser, and which provides periodic liquidity with respect to its Shares through tender offers conducted in compliance with either Rule 23c-3 under the 1940 Act or Rule 13e-4 under the Securities Exchange Act of 1934, as amended (the “1934 Act”).3 The Fund and any Future Fund relying on this relief will do so in a manner consistent with the terms and conditions of this Application. Applicants represent that any person presently intending to rely on the order requested in this Application is listed as an Applicant.

The Fund is a Delaware statutory trust registered under the 1940 Act as a closed-end management investment company. The Fund is classified as a non-diversified investment company under the 1940 Act.

The Fund’s objective is to provide current income, and capital preservation with the potential for capital appreciation, primarily by providing customized financing solutions to lower middle-market and middle-market companies (as defined in the Fund’s prospectus) in the form of floating and fixed rate senior secured loans, second lien loans and subordinated debt, which, under normal circumstances, will collectively represent at least 80% of the Fund’s net assets (plus the amount of any borrowings for investment purposes). The Shares are currently being offered on a continuous basis at net asset value per Share, plus the applicable sales load, as described in the Fund’s prospectus. The Fund currently issues a single class of Shares, Class T Shares (the “Initial Class Shares”).

1 As used in this Application, “Shares” includes any other equivalent designation of a proportionate ownership interest of the Fund (or any other Future Fund relying on the requested order).

2 A successor in interest is limited to an entity that results from a reorganization into another jurisdiction or a change in the type of business organization.

3 The terms “control,” and “investment adviser” are used as defined in Sections 2(a)(9) and 2(a)(20) of the 1940 Act, respectively.

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The Shares are not offered or traded in a secondary market and are not listed on any securities exchange or quoted on any quotation medium. Shareholders of the Fund are not able to have their Shares redeemed or otherwise sell their Shares on a daily basis because the Fund is an unlisted closed-end fund. In order to provide some liquidity to shareholders, the Fund intends to conduct quarterly repurchases of Shares beginning the calendar quarter ending December 31, 2018.4

The Fund seeks an order permitting it to offer additional classes of Shares, as described below. As with open-end management investment companies that issue multiple classes of shares pursuant to Rule 18f-3 under the 1940 Act, the different classes of Shares of the Fund would represent investments in the same portfolio of securities but would be subject to different expenses (such as asset-based service and/or distribution fees). Thus, the net income attributable to, and any dividends payable on, each class of Shares will differ from the other classes from time to time. As a result, the net asset value per Share of the classes may differ over time.

Under the proposal, the Initial Class Shares would be offered at net asset value per Share, and may (but would not necessarily) be subject to a front-end sales load, an annual asset-based distribution fee and an early withdrawal charge. The proposed Class A, Class D and Class I Shares (each, a “New Class”) would be offered at net asset value per Share, and may (but would not necessarily) be subject to a front-end sales load, an annual asset-based service and/or distribution fee and an early withdrawal charge. Initial Class Shares would continue to be offered at net asset value plus the applicable sales load, an annual asset-based distribution fee and subject to an early withdrawal charge. Each class of Shares would comply with the provisions of Rule 12b-1 under the 1940 Act, or any successor thereto or replacement rules, as if that rule applied to closed-end management investment companies, and with the provisions of Rule 2341 of the Rules of the Financial Industry Regulatory Authority (“FINRA”) as such rule may be amended, or any successor rule thereto (“FINRA Rule 2341”)5 as if it applied to the Fund. The structure of the proposed classes of Shares is described in detail below under “Statement of Facts – Proposed Class Structure and Characteristics.”

If this Application for an order is granted, the above classes of Shares may or may not be offered. Additional classes of Shares may be added in the future.

A number of precedents exist for the implementation of a multiple-class system and the imposition of asset-based service and/or distribution fees for closed-end funds substantially similar to the relief sought by Applicants. See, e.g., Ramius Archview Credit and Distressed Fund and Ramius Advisors, LLC, Inv. Co. Act. Rel. Nos. 32139 (June 6, 2016) (Notice) and 32168 (July 5, 2016) (Order); and Altegris KKR Commitments Master Fund, et al., Inv. Co. Act. Rel. Nos. 31944 (December 17, 2015) (Notice) and 31955 (January 12, 2016) (Order).

II.	STATEMENT OF FACTS

A.	The Applicants

The Fund is a Delaware statutory trust registered under the 1940 Act as a closed-end management investment company. The Fund is classified as a non-diversified investment company under the 1940 Act. The Fund was organized under the laws of the State of Delaware on October 24, 2016.

4 The Fund currently intends to limit the number of Shares to be repurchased during any calendar year to the number of Shares the Fund can repurchase with the proceeds it receives from the issuance of Shares under its distribution reinvestment plan. In addition, the Fund will limit the number of Shares to be repurchased in any calendar year to 10% of the weighted average number of Shares outstanding in the prior calendar year, or 2.5% in each quarter, though the actual number of Shares that the Fund offers to repurchase may be less. The Fund may subject Shares to an “early withdrawal charge” or “repurchase fee” of up to 2.0% of the purchase price in the event that a shareholder tenders his or her Shares for repurchase by the Fund at any time prior to the one-year anniversary of the purchase of such Shares. An early withdrawal charge is defined for purposes of this Application as a fee assessed to a shareholder upon repurchase of Shares and payable to the Fund. Any early withdrawal charged by the Fund is not the same as a contingent deferred sales charges (“CDSCs”) assessed by an open-end investment company pursuant to Rule 6c-10 under the 1940 Act, as CDSCs are distribution-related charges payable to a distributor, whereas an early withdrawal charge is payable to the Fund to compensate long-term shareholders for the expenses related to shorter-term shareholders, in light of the Fund’s generally longer-term investment horizons and investment operations. If the requested relief is granted and the Fund elects to impose CDSCs, it will comply with Rule 6c-10 under the 1940 Act.

5 As adopted, FINRA Rule 2341 superseded Rule 2830(d) of the Conduct Rules of the National Association of Securities Dealers, Inc. See Self-Regulatory Organizations; Financial Industry Regulatory Authority, Inc.; Notice of Filing and Immediate Effectiveness of a Proposed Rule Change to Adopt NASD Rule 2830 as FINRA Rule 2341 (Investment Company Securities) in Consolidated FINRA Rulebook, Securities Exchange Act Release No. 78130 (June 22, 2016).

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The Adviser is a limited liability company organized under the laws of the state of Delaware on September 29, 2016. The Adviser serves as investment adviser to the Fund. The Adviser is registered with the Commission as an investment adviser under the Investment Advisers Act of 1940, as amended (the “Advisers Act”).

B.	Current Structure and Characteristics

As noted above, Shares are currently being offered on a continuous basis pursuant to a registration statement under the Securities Act of 1933, as amended (the “Securities Act”), at net asset value per Share, plus the applicable sales load.

The Fund, as a closed-end investment company, does not continuously redeem Shares as does an open-end management investment company. Shares of the Fund are not listed on any securities exchange and do not trade on an over-the-counter system such as NASDAQ. Furthermore, it is not expected that any secondary market will ever develop for the Shares. In order to provide some liquidity to shareholders, the Fund intends to conduct quarterly repurchases of Shares beginning the calendar quarter ending December 31, 2018. Any Future Fund that intends to rely on this relief will provide periodic liquidity to shareholders in accordance with either Rule 23c-3 under the 1940 Act or Rule 13e-4 under the 1934 Act.6 Any repurchase offers made by a Future Fund will be made to all holders of Shares of each such Future Fund. If a Future Fund is structured to operate as an interval fund, it will adopt a fundamental investment policy in compliance with Rule 23c-3 and make periodic repurchase offers to its shareholders, or provide periodic liquidity with respect to its Shares.

C.	Proposed Class Structure and Characteristics

The Fund is engaged in a continuous offering of Shares in the manner described below. The Fund proposes to offer multiple classes of Shares, such as the Initial Class Shares and New Class Shares, described below, or any other classes. Additional classes may permit an investor to choose the method of purchasing Shares that the investor deems most beneficial, based on factors applicable to the investor, such as the amount of the purchase or the length of time the investor expects to hold the Shares. In the future, the Fund’s Board (as defined below) could adopt this or another sales charge structure.

Initial Class Shares would continue to: (1) be offered with an applicable sales load of up to 5.0% of the purchase price based on the amount invested in the Fund; (2) be subject to minimum initial investment requirements of $5,000 ($2,500 for qualified accounts), and minimum subsequent investment requirements of $100 (except for purchases made pursuant to the Fund’s distribution reinvestment plan, which are not subject to any minimum investment requirements); (3) be offered with an annual asset-based distribution fee; and (4) be subject to an early withdrawal charge of up to 2.0% of the purchase price in the event that a shareholder tenders his or her Shares for repurchase by the Fund at any time prior to the one-year anniversary of the purchase of such Shares, in each case as set forth in the Fund’s prospectus, as amended or supplemented from time to time.

Each New Class Share would be offered at net asset value per Share, and may be subject to a front-end sales load, an annual asset-based service and/or distribution fee and an early withdrawal charge; these charges would differ in some respect from those applicable to the Initial Class Shares.

Actual fees approved and adopted may vary, but a class of Shares could not have annual asset-based service and/or distribution fees in excess of the limits established by FINRA Rule 2341.

The Fund has adopted a distribution plan in voluntary compliance with Rules 12b-1 and 17d-3 under the 1940 Act, as if those rules applied to closed-end management investment companies (a “Distribution Plan”). The Fund’s Board has adopted a distribution and/or service plan for each New Class, as applicable, in a manner consistent with Rule 12b-1. Each distribution and/or service plan will be approved by a majority of the Trustees (as defined below), including a majority of the Trustees who are not “interested persons” of the Fund (within the meaning of Section 2(a)(19) of the 1940 Act), and who have no direct or indirect financial interest in the operation of the distribution and/or service plan or in any agreements related to the distribution and/or service plan, as provided for in Rule 12b-1. Pursuant to the Distribution Plan for the Initial Class Shares, the Fund will pay the Fund’s distributor (the “Distributor”) an ongoing distribution fee (the “Distribution Fee”) at an annualized rate of 1.0% of the public offering price of such Shares. Applicants represent that these asset-based Distribution Fees comply with the provisions of FINRA Rule 2341. Applicants represent that the Fund will comply with Rule 12b-1 under the 1940 Act as if it were an open-end management investment company.

6 Rule 23c-3 and Regulation M under the 1934 Act permit an interval fund to make repurchase offers to repurchase its shares while engaging in a continuous offering of its shares pursuant to Rule 415 under the Securities Act.

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All distribution and/or service fees with respect to any New Class Shares would be paid pursuant to a distribution and/or service plan adopted by the Fund with respect to the class. Under any future distribution and/or service plan, the Fund, either directly or through the Distributor, would compensate brokers, dealers, or other financial intermediaries for activities primarily intended to result in the sale of Shares and for personal services provided to shareholders and/or the maintenance of shareholder accounts. Applicants represent that these asset-based distribution and service fees will comply with the provisions of FINRA Rule 2341. The Fund may offer additional classes of Shares in the future that charge different distribution and/or service fees and/or sales loads. In all cases, such sales loads and asset-based distribution and/or service fees charged will comply with the provisions of FINRA Rule 2341. The Fund does not intend to offer any exchange privilege or conversion feature, but any such privilege or feature introduced in the future will comply with Rule 11a-1, Rule 11a-3, and Rule 18f-3 as if the Fund were an open-end investment company.

Any early withdrawal charge will apply equally to all shareholders of the Fund, regardless of class, consistent with Section 18 of the 1940 Act and Rule 18f-3 thereunder. The Fund may waive the early withdrawal charge for certain categories of shareholders or transactions to be established from time to time. To the extent the Fund determines to waive, impose scheduled variations of, or eliminate, the early withdrawal charge, the Fund will do so consistently with the requirements of Rule 22d-1 under the 1940 Act as if the early withdrawal charge were a CDSC and as if the Fund were an open-end investment company and the Fund’s waiver of, scheduled variation in, or elimination of, the early withdrawal charge will apply uniformly to all shareholders.

All expenses incurred by the Fund will be allocated among its various classes of Shares based on the respective net assets of the Fund attributable to each such class, except that the net asset value and expenses of each class will reflect the expenses associated with the distribution and/or service plan of that class (if any), shareholder services fees attributable to a particular class (including transfer agency fees, if any), and any other incremental expenses of that class.

In addition to distribution and/or service fees, each class of Shares of the Fund may, by action of the Fund’s Board or its delegate, also pay a different amount of the following expenses:

(1)	administrative and/or accounting or similar fees (each as described in the Fund’s prospectus, as amended or supplemented from time to time);

(2)	legal, printing and postage expenses related to preparing and distributing to current shareholders of a specific class materials such as shareholder reports, prospectuses, and proxies;

(3)	Blue Sky fees incurred by a specific class;

(4)	Commission registration fees incurred by a specific class;

(5)	expenses of administrative personnel and services required to support the shareholders of a specific class;

(6)	Trustees’ fees incurred as a result of issues relating to a specific class;

(7)	Auditors’ fees, litigation expenses, and other legal fees and expenses relating to a specific class;

(8)	incremental transfer agent fees and shareholder servicing expenses identified as being attributable to a specific class;

(9)	account expenses relating solely to a specific class;

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(10)	expenses incurred in connection with any shareholder meetings as a result of issues relating to a specific class; and

(11)	any such other expenses (not including advisory or custodial fees or other expenses related to the management of the Fund’s assets) actually incurred in a different amount by a class or related to a class’ receipt of services of a different kind or to a different degree than another class.

Any income, gain, loss and expenses of the Fund not allocated to specific classes as described above will be charged to the Fund and allocated to each class of the Fund in a manner consistent with Rule 18f-3(c)(1) under the 1940 Act.

From time to time, the Board of the Fund may create and offer additional classes of Shares, or may vary the characteristics described above of Initial Class and New Class Shares, including without limitation, in the following respects: (1) the amount of fees permitted by a distribution and/or service plan as to such class; (2) voting rights with respect to a distribution and/or service plan as to such class; (3) different class designations; (4) the impact of any class expenses directly attributable to a particular class of Shares allocated on a class basis as described in this Application; (5) differences in any dividends and net asset values per Share resulting from differences in fees under a distribution and/or service plan or in class expenses; (6) any sales load structure; and (7) any conversion features, as permitted under the 1940 Act. The Fund will comply with the provisions of Rule 18f-3 under the 1940 Act, as if it were an open-end management investment company. The Fund’s repurchases will be made to all of its classes of Shares at the same time, in the same proportional amounts and on the same terms, except for differences in net asset values per Share resulting from differences in fees under a distribution and/or service plan and/or service plan or in class expenses.

Because of the different distribution fees, shareholder services fees, and any other class expenses that may be attributable to the different classes, the net income attributable to, and any dividends payable on, each class of Shares may differ from each other from time to time. As a result, the net asset value per Share of the classes may differ over time. Expenses of the Fund allocated to a particular class of the Fund’s Shares will be borne on a pro rata basis by each outstanding Share of that class.

III.	EXEMPTIONS REQUESTED

A.	The Multiple Class System

Applicants request exemptive relief to the extent that the Fund’s issuance and sale of multiple classes of Shares may be deemed: (1) to result in the issuance of a class of “senior security”7 within the meaning of Section 18(g) of the 1940 Act that would violate the provisions of Section 18(a)(2) of the 1940 Act; (2) if more than one class of senior security were issued, to violate Section 18(c) of the 1940 Act; and (3) to violate the equal voting provisions of Section 18(i) of the 1940 Act.

B.	Early Withdrawal Charge

Applicants request exemptive relief from Rule 23c-3(b)(1) to the extent that rule is construed to prohibit the imposition of an early withdrawal charge by any Future Fund.

C.	Asset-Based Service and/or Distribution Fees

Applicants request an order pursuant to Section 17(d) of the 1940 Act and Rule 17d-1 thereunder to the extent necessary for the Fund to pay asset-based service and/or distribution fees.

7 Section 18(g) defines senior security to include any stock of a class having priority over any other class as to distribution of assets or payment of dividends. Share classes that have different asset-based service or distribution charges have different total expenses and, thus, different net incomes. As a result, each class will have a different NAV, receive a different distribution amount or both. A class with a higher NAV may be considered to have a priority as to the distribution of assets. A class receiving a higher dividend may be considered to have a priority over classes with lower dividends. Exemption for Open End Management Investment Companies Issuing Multiple Classes of Shares; Disclosure by Multiple Class and Master Feeder Funds; Class Voting on Distribution Plans, Investment Company Rel. No. 20915 (Feb. 23, 1995) at n.17 and accompanying text.

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IV.	COMMISSION AUTHORITY

Pursuant to Section 6(c) of the 1940 Act, the Commission may, by order on application, conditionally or unconditionally, exempt any person, security, or transaction, or any class or classes of persons, securities, or transactions, from any provision or provisions of the 1940 Act or from any rule or regulation under the 1940 Act, if and to the extent that the exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act.

Section 23(c) of the 1940 Act provides, in relevant part, that no registered closed-end investment company shall purchase securities of which it is the issuer, except: (a) on a securities exchange or other open market; (b) pursuant to tenders, after reasonable opportunity to submit tenders given to all holders of securities of the class to be purchased; or (c) under such other circumstances as the Commission may permit by rules and regulations or orders for the protection of investors.

Section 23(c)(3) provides that the Commission may issue an order that would permit a closed-end investment company to repurchase its shares in circumstances in which the repurchase is made in a manner or on a basis that does not unfairly discriminate against any holders of the class or classes of securities to be purchased.

Section 17(d) of the 1940 Act and Rule 17d-1 thereunder prohibit an affiliated person of a registered investment company or an affiliated person of such person, acting as principal, from participating in or effecting any transaction in connection with any joint enterprise or other joint arrangement in which the investment company participates unless the Commission issues an order permitting the transaction. In reviewing applications submitted under Section 17(d) and Rule 17d-1, the Commission considers whether the participation of the investment company in a joint enterprise or joint arrangement is consistent with the provisions, policies, and purposes of the 1940 Act, and the extent to which the participation is on a basis different from or less advantageous than that of other participants.

V.	DISCUSSION

A.	Background

In its 1992 study entitled Protecting Investors: A Half Century of Investment Company Regulation (“Protecting Investors”), the Commission’s Division of Investment Management recognized that the 1940 Act imposes a rigid classification system that dictates many important regulatory consequences.8 For example, the characterization of a management company as “open-end” or “closed-end” has historically been crucial to the determination of the degree of liquidity the fund’s shareholders will have, and thus the liquidity required of the fund’s investments.

Furthermore, except as noted below, there has been no middle ground between the two extremes of the open-end and the closed-end forms. Open-end funds have offered complete liquidity to their shareholders and thus required a virtually complete liquidity of the underlying investment portfolio, while closed-end funds have been subject to requirements that in fact restrict the liquidity they are permitted to offer their investors. Under this bipolar system of regulation, neither form has provided the best vehicle for offering portfolios that have substantial, but not complete, liquidity. In Protecting Investors, the staff of the Commission determined that, given the changes in the securities market since 1940 – in particular the emergence of semi-liquid investment opportunities –it was appropriate to re-examine the classification system and its regulatory requirements.9

One exception to the liquid/illiquid dichotomy has been the so-called “prime rate funds.” These funds, first introduced in 1988, invest primarily in loans and provide shareholders liquidity through periodic tender offers or, more recently, periodic repurchases under Rule 23c-3.

8 Securities and Exchange Commission Staff Report, Protecting Investors (May 1992), at 421.

9 Id. at 424.

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Protecting Investors recognized that the rigidity of the 1940 Act’s classification system had become a limitation on sponsors’ ability to offer innovative products that would take advantage of the vast array of semi-liquid portfolio securities currently existing. The report also noted the pioneering efforts of the prime rate funds and the market success they had experienced.10 The report thus concluded that it would be appropriate to provide the opportunity for investment companies to “chart new territory” between the two extremes of the open-end and closed-end forms, consistent with the goals of investor protection.11 The Division of Investment Management thus recommended giving the industry the ability to employ new redemption and repurchasing procedures, subject to Commission rulemaking and oversight.

In accordance with this recommendation, and shortly after Protecting Investors was published, the Commission proposed for comment a new rule designed to assist the industry in this endeavor.12 The Commission proposed Rule 23c-3, which began from the closed-end, illiquid perspective under Section 23(c), and provided flexibility to increase shareholder liquidity through periodic repurchase offers under simplified procedures. Rule 23c-3 was adopted in April 1993.13

The prime rate funds were cited in both Protecting Investors and the Proposing Release as the prototype for the closed-end interval fund concept.14 Nonetheless, while the prime rate funds broke the path for innovation in this area, developments since the initial closed-end interval funds make further innovation appropriate. Moreover, a number of precedents exist for the implementation of a multiple-class system, the imposition of asset-based service and/or distribution fees and the imposition of early withdrawal charges substantially similar to that for which Applicants seek relief. The Commission has granted relief to, among others, the following closed-end investment companies to issue multiple classes of shares, to impose distribution and service fees and to impose early withdrawal charges, e.g., NorthStar/Townsend Institutional Real Estate Fund Inc., Winton Diversified Opportunities Fund, and Vertical Capital Income Fund.15

B.	Multiple Classes of Shares – Exemptions from Sections 18(a)(2), 18(c) and 18(i) of the 1940 Act

Applicants request exemptive relief to the extent that the Fund’s issuance and sale of multiple classes of Shares may be deemed: (1) to result in the issuance of a class of “senior security” within the meaning of Section 18(g) of the 1940 Act that would violate the provisions of Section 18(a)(2) of the 1940 Act; (2) if more than one class of senior security were issued, to violate Section 18(c) of the 1940 Act; and (3) to violate the equal voting provisions of Section 18(i) of the 1940 Act. A registered closed-end investment company may have only one class of senior security representing indebtedness and only one class of stock that is a senior security. With respect to the class of stock that is a senior security, i.e., preferred stock, the preferred stock must have certain rights as described in Section 18(a)(2). Section 18(a)(2)(A) and (B) makes it unlawful for a registered closed-end investment company to issue a senior security that is a stock unless (a) immediately after such issuance it will have an asset coverage of at least 200% and (b) provision is made to prohibit the declaration of any distribution, upon its the common stock, or the purchase of any such common stock, unless in every such case such senior security has at the time of the declaration of any such distribution, or at the time of any such purchase, an asset coverage of at least 200% after deducting the amount of such distribution or purchase price, as the case may be. Section 18(a)(2)(C) and (D) makes it unlawful for a registered closed-end investment company to issue a senior security that is a stock unless, stockholders have the right, voting separately as a class, to: (i) elect at least two directors at all times; (ii) elect a majority of the directors if at any time dividends on such class of securities have been unpaid in an amount equal to two full years’ dividends on such securities; and (iii) approve any plan of reorganization adversely affecting their securities or any action requiring a vote of security holders as set forth in Section 13(a).16 Section 18(a)(2)(E) requires that such class of stock will have “complete priority over any other class as to distribution of assets and payment of dividends, which dividends shall be cumulative.”

10 Id. at 439-40.

11 Id. At 424.

12 Inv. Co. Act Rel. No. 18869 (July 28, 1992) (the “Proposing Release”).

13 Inv. Co. Act Rel. No. 19399 (April 7, 1993) (the “Adopting Release”). The Commission also had proposed Rule 22e-3 under the 1940 Act, which began from the open-end, complete liquidity perspective under Section 22 and permitted periodic or delayed, rather than constant, liquidity. The Commission neither adopted nor withdrew proposed Rule 22e-3. To the Applicants’ knowledge, the Commission has taken no further action with respect to Rule 22e-3.

14 Protecting Investors, supra, at 439-40; Proposing Release at 27.

15 See NorthStar/Townsend Institutional Real Estate Fund Inc., Investment Co. Act Rel. No. IC-32472 (February 7, 2017) (Notice) and Investment Co. Act Rel. No. 32524 (March 7, 2017) (Order); Winton Diversified Opportunities Fund, Investment Co. Act Rel. No. 32585 (March 30, 2017) (Notice) and Investment Co. Act Rel. No. 32614 (April 26, 2017) (Order); and Vertical Capital Income Fund, Investment Co. Act Rel. No. 32723 (July 3, 2017) (Notice) and Investment Co. Act Rel. No. 32766 (July 31, 2017) (Order).

16 Section 13(a) requires, among other things, that a majority of the fund’s outstanding voting securities must approve converting to a mutual fund format.

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A registered closed-end investment company may have only one class of stock that is a senior security. In particular, Section 18(c) of the 1940 Act provides that:

[I]t shall be unlawful for any registered closed-end investment company . . . to issue or sell any senior security which is a stock if immediately thereafter such company will have outstanding more than one class of senior security which is a stock, except that (1) any such class of . . . stock may be issued in one or more series: provided, that no such series shall have a preference or priority over any other series upon the distribution of the assets of such registered closed-end company or in respect of the payment of interest or dividends . ..

Section 18(i) of the 1940 Act provides that:

Except as provided in subsection (a) of this section, or as otherwise required by law, every share of stock hereafter issued by a registered management company .. . . shall be a voting stock and have equal voting rights with every other outstanding voting stock; provided, that this subsection shall not apply . . . to shares issued in accordance with any rules, regulations, or orders which the Commission may make permitting such issue.

The multiple class system proposed herein (the “Multiple Class System”) may result in Shares of a class having “priority over [another] class as to . . . payment of dividends” and having unequal voting rights, because under the Multiple Class System (1) shareholders of different classes may pay different distribution fees, different shareholder services fees, and any other expenses (as described above in Section II.C.5) that should be properly allocated to a particular class, and (2) each class would be entitled to exclusive voting rights with respect to matters solely related to that class. Applicants state that the creation of multiple classes of shares of the Fund may thus be prohibited by Section 18(c) and may violate Section 18(i) of the 1940 Act.

Applicants believe that the implementation of the Multiple Class System will provide the Applicants with the flexibility to create new classes of Shares without having to create new funds. Applicants believe that current and future shareholders will benefit if new classes of Shares with different pricing structures are created providing investors with enhanced investment options. Under the Multiple Class System, an investor will be able to choose the method of purchasing Shares that the investor deems most beneficial, based on factors applicable to the investor, such as the amount of the purchase, the length of time the investor expects to hold the Shares, and other relevant factors. The proposed system would permit the Fund to facilitate the distribution of Shares and provide investors with a broader choice of shareholder options.

By contrast, if the Adviser and the Distributor were required to sponsor the organization of new, separate funds rather than new classes of Shares, the creation of the new, separate funds would involve increased costs and administrative burdens borne by shareholders, as compared to the creation of additional Share classes of the Fund.

Under the Multiple Class System, holders of each class of Shares may be relieved of a portion of the fixed costs normally associated with investing in investment companies because these costs potentially would be spread over a greater number of Shares than they would be if the classes were separate funds or portfolios. As the Fund grows in volume of assets, it is expected that investors will derive benefits from economies of scale that might not be available at smaller volumes.

The Commission has long recognized that multiple class arrangements can be structured so that the concerns underlying the 1940 Act’s “senior security” provisions are satisfied. After having granted numerous exemptive orders (“multiple class exemptive orders”) to open-end management investment companies permitting those funds to issue two or more classes of shares representing interests in the same portfolio, in 1995, the Commission adopted Rule 18f-3 under the 1940 Act, which now permits open-end funds to maintain or create multiple classes without seeking individual multiple class exemptive orders, as long as certain conditions are met.17

17 See Inv. Co. Act Rel. No. 20915 (February 23, 1995). As adopted, Rule 18f-3 under the 1940 Act creates an exemption for open-end funds that issue multiple classes of shares with varying arrangements for the distribution of securities and the provision of services to shareholders. In connection with the adoption of Rule 18f-3, the Commission also amended Rule 12b-1 under the 1940 Act to clarify that each class of shares must have separate 12b-1 plan provisions. Moreover, any action on the 12b-1 plan (i.e., trustee or shareholder approval) must take place separately for each class. The Commission has adopted amendments to Rule 18f-3 that expand and clarify the methods by which a multiple class fund may allocate income, gains and losses, and expenses, and that clarify the shareholder voting provisions of the rule.

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Applicants believe that the proposed Multiple Class System does not raise the concerns underlying Section 18 of the 1940 Act to any greater degree than open-end investment companies’ multiple class structures. The Multiple Class System does not relate to borrowings and will not adversely affect the Fund’s assets. In addition, the proposed system will not increase the speculative character of the Fund’s Shares. Applicants also believe that the proposed allocation of expenses relating to distribution and voting rights is equitable and will not discriminate against any group or class of shareholders.

Applicants believe that the rationale for and the conditions contained in Rule 18f-3 are as applicable to a closed-end investment company seeking to offer multiple classes of shares with varying distribution and service arrangements in a single portfolio as they are to open-end investment companies. The Fund will comply with the provisions of Rule 18f-3 as if it were an open-end investment company including, among others, the rule’s provisions relating to differences in expenses, special allocations of other expenses, voting rights, conversions and disclosure. In fact, the Fund will in many ways resemble an open-end investment company in its manner of operation and in the distribution of Shares, except for differences related to repurchases.

In particular, the Fund is currently offering Shares continuously at net asset value per Share. It is anticipated that differences among classes will, as detailed above, relate largely to differences in placement/distribution and service arrangements. Applicants note that open-end and closed-end funds are subject to different technical provisions governing the issuance of senior securities. However, those technical differences do not appear relevant here. While closed-end funds may not issue multiple classes of shares without exemptive relief, the Commission has granted specific exemptive relief to numerous similarly-situated closed-end funds.18 Provisions regulating the issuance by closed-end funds of debt or preferred stock should have no bearing on an application by a closed-end fund for an exemptive order permitting the issuance of multiple classes of shares. Therefore, Applicants propose to base the conditions under which the Fund would issue multiple classes of Shares on those contained in Rule 18f-3.

Applicants believe that the proposed allocation of expenses and voting rights relating to the asset-based distribution and/or service fees applicable to classes of the Fund in the manner required by Rule 18f-3 is equitable and will not discriminate against any group of shareholders. The Fund is also aware of the need for full disclosure of the proposed Multiple Class System in its prospectus and of the differences among the various classes and the different expenses of each class of Shares offered. Applicants represent that these distribution and/or service fees will comply with the provisions of FINRA Rule 2341. Applicants also represent that the Fund will disclose in its prospectus the fees, expenses and other characteristics of each class of Shares offered for sale by the prospectus, as is required for open-end, multiple class funds under Form N-1A. As if it were an open-end management investment company, the Fund will disclose fund expenses borne by shareholders during the reporting period in shareholder reports19 and describe in its prospectus any arrangements that result in breakpoints in sales loads.20 The Fund will include any such disclosures in its shareholder reports and prospectus to the extent required as if the Fund were an open-end fund. The Fund and the Distributor will also comply with any requirements that may be adopted by the Commission or FINRA regarding disclosure at the point of sale and in transaction confirmations about the costs and conflicts of interest arising out of the distribution of open-end investment company shares, and regarding prospectus disclosure of sales loads and revenue sharing arrangements as if those requirements applied to the Fund and the Distributor.21 The Fund or the Distributor will contractually require that any other distributor of the Fund’s Shares comply with such requirements in connection with the distribution of Shares of the Fund.

18 See, e.g., Ramius Archview Credit and Distressed Fund and Ramius Advisors, LLC, Inv. Co. Act. Rel. Nos. 32139 (June 6, 2016) (Notice) and 32168 (July 5, 2016) (Order); and Altegris KKR Commitments Master Fund, et al., Inv. Co. Act. Rel. Nos. 31944 (December 17, 2015) (Notice) and 31955 (January 12, 2016) (Order).

19 Shareholder Reports and Quarterly Portfolio Disclosure of Registered Management Investment Companies, Investment Company Act Release No. 26372 (Feb. 27, 2004) (adopting release).

20 Disclosure of Breakpoint Discounts by Mutual Funds, Investment Company Act Release No. 26464 (June 7, 2004) (adopting release).

21 Self-Regulatory Organizations; Financial Industry Regulatory Authority, Inc.; Notice of Filing of Proposed Rule Change and Amendment No. 1 to Adopt NASD Rule 2830 as FINRA Rule 2341 (Investment Company Securities) in Consolidated FINRA Rulebook, Securities Exchange Act Release No. 64386 (May 3, 2011); Confirmation Requirements and Point of Sale Disclosure Requirements for Transactions in Certain Mutual Funds and Other Securities and Other Confirmation Requirement Amendments, and Amendments to the Registration Form for Mutual Funds, Investment Company Act Release No. 26341 (Jan. 29, 2004) (proposing release); Notice of Filing and Immediate Effectiveness of a Proposed Rule Change to Adopt NASD Rule 2830 as FINRA Rule 2341 (Investment Company Securities) in Consolidated FINRA Rulebook, Securities Exchange Act Release No. 78130 (June 22, 2016).

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Finally, in June 2006, the Commission adopted enhanced fee disclosure requirements for fund of funds including registered funds of hedge and private equity funds.22 Applicants will comply with all such applicable disclosure requirements.

The requested relief is substantially similar to prior exemptions granted by the Ramius Archview Credit and Distressed Fund and Altegris KKR Commitments Master Fund.23 In those cases, the Commission permitted closed-end funds that offered and sold their shares continuously and that conducted periodic repurchase offers or tender offers for a portion of their shares, to implement multiple-class structures. Accordingly, Applicants believe that there is ample precedent for the implementation of a multiple-class system by the Fund.

C.	Early Withdrawal Charge

Rule 23c-3 under the 1940 Act permits an interval fund to make repurchase offers of between five and twenty-five percent of its outstanding shares at net asset value at periodic intervals pursuant to a fundamental policy of the interval fund. Rule 23c-3(b)(1) requires an interval fund to repurchase shares at net asset value and expressly permits the interval fund to deduct from repurchase proceeds only a repurchase fee, not to exceed two percent of proceeds, that is paid to the interval fund and is reasonably intended to compensate the fund for expenses directly related to the repurchase.

Applicants seek relief from this requirement of Rule 23c-3(b)(1) to the extent necessary for Future Funds to impose early withdrawal charges, which are distribution-related fees payable to the distributor, on Shares submitted for repurchase that have been held for less than a specified period. The Future Funds may seek to impose early withdrawal charges that are the functional equivalent of the CDSCs that open-end investment companies may charge under Rule 6c-10 under the 1940 Act. The Future Funds may assess early withdrawal charges in much the same way non-interval funds currently assess early withdrawal charges. As more fully described below, these charges will be paid to the distributor and are functionally similar to CDSCs imposed by open-end funds. Relief to permit the imposition of early withdrawal charges would be consistent with the approach the Commission has taken with respect to CDSCs imposed by open-end funds that offer their securities continuously, as the Future Fund would for its Shares. Any early withdrawal charge imposed by the Future Funds will comply with Rule 6c-10 under the 1940 Act as if the rule were applicable to closed-end funds.

In the Adopting Release, the Commission stated that “the requirement [of Rule 23c-3(b)(1)] that repurchases take place at net asset value and the limitation of repurchase fees to two percent implicitly preclude the imposition” of CDSCs.24 The Commission stated, however, that even though it was not proposing any provisions regarding the use of CDSCs by interval funds,

“Such consideration may be appropriate after the Commission considers whether to adopt proposed Rule 6c-10, which would permit the imposition of [CDSCs] by open-end companies, and has the opportunity to monitor the effects of the NASD sales charge rule upon distribution charges of open-end companies, which goes into effect in July of [1993].”25

Since adopting Rule 23c-3, the Commission has adopted Rule 6c-10. That rule adopts a flexible approach, and permits open-end funds to charge CDSCs as long as (i) the amount of the CDSC does not exceed a specified percentage of net asset value or offering price at the time of the purchase, (ii) the terms of the sales load comply with the provisions of FINRA Rule 2341, governing sales charges for open-end funds and (iii) deferred sales loads are imposed in a non-discriminatory fashion (scheduled variations or elimination of sales loads in accordance with Rule 22d-1 are permitted). Rule 6c-10 is grounded in policy considerations supporting the employment of CDSCs where there are adequate safeguards for the investor. These same policy considerations support imposition of early withdrawal charges in the interval fund context and are a solid basis for the Commission to grant exemptive relief to permit interval funds to impose early withdrawal charges.

22 Fund of Funds Investments, Investment Company Act Rel. Nos. 26198 (Oct. 1 2003) (proposing release) and 27399 (Jun. 20, 2006) (adopting release). See also rules 12d1-1, et seq. of the 1940 Act.

23 See supra n.18.

24 Adopting Release. Rule 23c-3(b)(1) provides in pertinent part:

The company shall repurchase the stock for cash at net asset value determined on the repurchase pricing date. . . . The company may deduct from the repurchase proceeds only a repurchase fee not to exceed two percent of the proceeds, that is paid to the company for expenses directly related to the repurchase.

25 Id.

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With respect to the policy considerations supporting imposition of early withdrawal charges, as the Commission recognized when it promulgated Rule 23c-3, several non-interval funds that had been making periodic repurchase offers to their shareholders imposed early withdrawal charges comparable to CDSCs.26 Traditional closed-end funds, which do not regularly offer to repurchase shares, do not generally impose early withdrawal charges although nothing in the 1940 Act would preclude them from doing so. Section 23(c)(2) of the 1940 Act does not regulate the price at which shares may be purchased in a tender offer. When a closed-end fund continuously offers its shares at net asset value and provides its shareholders with periodic opportunities to tender their shares, however, the fund’s distributor (like the distributor of an open-end fund) may need to recover distribution costs from shareholders who exit their investments early. Moreover, like open-end funds, interval funds need to discourage investors from moving their money quickly in and out of the fund, a practice that imposes costs on all shareholders.

Neither the Proposing Release nor the Adopting Release suggests that the purpose underlying Rule 23c-3(b)(1)’s requirements that repurchases take place at net asset value is to preclude interval funds from imposing early withdrawal charges. Rather, its purpose is to prohibit funds from discriminating among shareholders in prices paid for shares tendered in a repurchase offer.27 The best price rules under Rule 23c-1(a)(9) of the 1940 Act and Rule 13e-4(f)(8)(ii) of the 1934 Act address this same concern. The Commission staff does not construe those rules to forbid closed-end funds making repurchase offers under Section 23(c)(2) from imposing early withdrawal charges.28 There is, in Applicants’ view, no rational basis to apply Rule 23c-3(b)(1)’s requirements differently. Moreover, each Future Fund will be treating all similarly situated shareholders the same. Each Future Fund will disclose to all shareholders the applicability of the early withdrawal charges (and any scheduled waivers of the early withdrawal charge) to each category of shareholders and, as a result, no inequitable treatment of shareholders with respect to the price paid in a repurchase offer will result. Each Future Fund also will disclose early withdrawal charges in accordance with the requirements of Form N-1A concerning CDSCs.

As required by Rule 6c-10 for open-end funds, each Future Fund relying on the Order will comply with shareholder service and distribution fee limits imposed by FINRA Rule 2341 on the same basis as if it were an open-end investment company. In this regard, a Future Fund will pay service and distribution fees pursuant to plans that are designed to meet the requirements of FINRA Rule 2341 on the same basis as if it were an open-end investment company subject to that rule.

The Commission has previously granted the same type of exemptive relief requested herein.29 In each case, the Commission granted relief from Rule 23c-3(b)(1) to an interval fund to charge early withdrawal charges to certain shareholders who tender for repurchase shares that have been held for less than a specified period.

D.	Waivers of Early Withdrawal Charges

Each Future Fund may grant waivers of the early withdrawal charges on repurchases in connection with certain categories of shareholders or transactions established from time to time. Each Future Fund will apply the early withdrawal charge (and any waivers or scheduled variations of the early withdrawal charge) uniformly to all shareholders in a given class and consistently with the requirements of Rule 22d-1 under the 1940 Act as if the Future Funds were open-end investment companies. The Shares that benefit from such waivers are less likely to be the cause of rapid turnover in Shares of a Future Fund, particularly where there are also important policy reasons to waive the early withdrawal charge, such as when Shares are tendered for repurchase due to the death, disability or retirement of the shareholder. Events such as death, disability or retirement are not likely to cause high turnover in Shares of a Future Fund, and financial needs on the part of the shareholder or the shareholder’s family are often precipitated by such events. The early withdrawal charge may also be waived in connection with a number of additional circumstances, including the following repurchases of Shares held by employer sponsored benefit plans: (i) repurchases to satisfy participant loan advances; (ii) repurchases in connection with distributions qualifying under the hardship provisions of the Internal Revenue Code of 1986; and (iii) repurchases representing returns of excess contributions to such plans. Furthermore, if a distributor has not incurred significant promotional expenses (by making up-front payments to selling dealers) in connection with attracting shareholders in a particular category to the Future Fund, the waiver of the early withdrawal charge works to shareholders’ advantage while not harming the distributor economically.

26 Adopting Release, Section II.A.7.c. Section 23(c)(2) does not require that repurchases be made at net asset value.

27 See Proposing Release, Section II.A.7; Adopting Release, Section II.A.7.

28 See Adopting Release, Section II.A.7.c. (recognizing that several closed-end funds making periodic repurchases pursuant to Section 23(c)(2) impose early withdrawal charges).

29 See NorthStar/Townsend Institutional Real Estate Fund Inc., supra n. 15; Winton Diversified Opportunities Fund, supra n. 15; and Vertical Capital Income Fund, supra n. 15; and Investment Co. Act Rel. No. 32766 (July 31, 2017) (Order).

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In adopting amended Rule 22d-1 in February 1985, the Commission recognized that the adoption of Rule 22c-1 to “require forward pricing of fund shares largely dispelled concerns about share dilution.” Furthermore, “the sales load variations that have been instituted [through Rules 22d-1 through 22d-5 and exemptive orders prior to February 1985] have improved the competitive environment for the sale of fund shares without disrupting the distribution system for the sale of those shares.”30 In light of these circumstances, the Commission believed that “it is appropriate to permit a broader range of scheduled variation” as permitted in amended Rule 22d-1.31 Rule 22d-1 permits open-end funds to sell their shares at prices that reflect scheduled “variations in, or elimination of, the sales load to particular classes of investors or transactions” provided that the conditions of the rule are met. When Rule 22d-1 was adopted, the status of CDSCs for open-end funds and waivers of those charges were not covered by any rule and were the subject of exemptive orders. Rule 6c-10 permitting CDSCs for open-end funds, adopted in April 1995, permits scheduled variations in, or elimination of, CDSCs for a particular class of shareholders or transactions, provided that the conditions of Rule 22d-1 are satisfied.32 The same policy concerns and competitive benefits applicable to scheduled variations in or elimination of sales loads for open-end funds are applicable to interval funds and the same safeguards built into Rules 22d-1 and 6c-10 that protect the shareholders of open-end funds will protect the shareholders of interval funds so long as interval funds comply with those rules as though applicable to interval funds.

Applicants submit that it would be impracticable and contrary to the purpose of Rule 23c-3 to preclude interval funds from providing for scheduled variations in, or elimination of, early withdrawal charges, subject to appropriate safeguards.

E.	Asset-Based Service and/or Distribution Fees

Applicants also request an order pursuant to Section 17(d) of the 1940 Act and Rule 17d-1 thereunder, to the extent necessary to permit the Fund to impose asset-based service and/or distribution fees (in a manner similar to Rule 12b-1 fees for an open-end investment company). Section 12(b) of the 1940 Act and Rule 12b-1 thereunder do not apply to closed-end investment companies. Accordingly, no provisions of the 1940 Act or the rules thereunder explicitly limit the ability of a closed-end fund to impose an asset-based service and/or distribution fee.33

Section 17(d) of the 1940 Act prohibits an affiliated person of a registered investment company or an affiliated person of such a person, acting as principal, from participating in or effecting any transaction in which such registered company is a joint or a joint and several participant, in contravention of Commission regulations. Rule 17d-1 provides that no joint transaction covered by the rule may be consummated unless the Commission issues an order upon application permitting the transaction.

30 Investment Co. Act Rel. No. 14390 (February 2, 1985).

31 Id.

32 Rule 22d-1 requires that the scheduled variations in or elimination of the sales load must apply uniformly to all offerees in the class specified and the company must disclose to existing shareholders and prospective investors adequate information concerning any scheduled variation, revise its prospectus and statement of additional information to describe any new variation before making it available to purchasers, and advise existing shareholders of any new variation within one year of when first made available.

33 Applicants do not concede that Section 17(d) applies to the Multiple Class System or to the service and/or distribution fees discussed herein, but request this order to eliminate any uncertainty.

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In reviewing applications pursuant to Section 17(d) and Rule 17d-1, the Commission considers whether an investment company’s participation in a joint enterprise or joint arrangement is consistent with the provisions, policies, and purposes of the 1940 Act, and the extent to which the participation is on a basis different from or less advantageous than that of other participants. Section 17(d) of the 1940 Act is intended to prevent or limit abuses arising from conflicts of interest; however, Section 17(d) itself does not prohibit any specific activities, but instead authorizes the Commission to approve rules to limit or prevent an investment company from being a joint participant on a different or less advantageous basis than other participants. Under Rule 17d-1, it is unlawful for an affiliated person of a registered investment company, acting as principal, to participate in or effect any transaction in connection with a joint enterprise or other joint arrangement in which the investment company is a participant, without prior Commission approval. The protections provided for in Section 17(d) essentially allow the Commission to set standards for all transactions concerning an investment company and an affiliate which could be construed as self-dealing or overreaching by the affiliate to the detriment of the investment company.

The Fund will comply with the protections for open-end investment companies developed and approved by the Commission in Rule 12b-1 in connection with its distribution and/or service plan(s), if any, with respect to each class as if the Fund were an open-end investment company. Therefore, the Fund will participate in substantially the same way and under substantially the same conditions as would be the case with an open-end investment company imposing asset-based service and/or distribution fees under Rule 12b-1. Applicants note that, at the same time the Commission adopted Rule 12b-1,34 it also adopted Rule 17d-3 to provide an exemption from Section 17(d) and Rule 17d-1 to the extent necessary for arrangements between open-end funds and their affiliated persons or principal underwriters (or affiliated persons of such persons or principal underwriters) whereby payments are made by the open-end fund with respect to distribution, if such agreements are entered into in compliance with Rule 12b-1. In its adopting release, the Commission stated:

The Commission wishes to emphasize that it has no intention of categorizing certain transactions as raising the applicability of Section 17(d) and Rule 17d-3 of the 1940 Act. The Commission’s only comment is that to the extent that arrangements in which a fund pays for its distribution costs could involve the fund in a ‘joint enterprise’ with an affiliated person, and if such arrangements were entered into in compliance with rule 12b-1, the Commission sees no need for prior Commission review and approval of the arrangements.35

Applicants believe that any Section 17(d) concerns the Commission might have in connection with the Fund’s financing the distribution of its Shares should be resolved by the Fund’s undertakings to comply with the provisions of Rule 12b-1 and Rule 17d-3 as if those rules applied to closed-end investment companies. Accordingly, Applicants undertake to comply, and undertake that the Fund’s asset-based service and/or distribution fees (if any) will comply, with the provisions of Rule 12b-1 and Rule 17d-3 as if those rules applied to closed-end investment companies.

Rule 6c-10 under the 1940 Act permits open-end investment companies to impose CDSCs, subject to certain conditions. The Fund may establish one or more classes of Shares that impose CDSCs, and Applicants would only do so in compliance with Rule 6c-10 as if that rule applied to closed-end investment companies. The Fund also would make all required disclosures in accordance with the requirements of Form N-1A concerning CDSCs. Applicants further state that, in the event it imposes CDSCs, the Fund will apply the CDSCs (and any waivers or scheduled variations of the CDSCs) uniformly to all shareholders of a given class and consistently with the requirements of Rule 22d-1 under the 1940 Act.

VI.	APPLICANTS’ CONDITION

The Applicants agree that any order granting the requested relief will be subject to the following condition:

Applicants will comply with the provisions of Rules 6c-10, 12b-1, 17d-3, 18f-3, 22d-1 and, where applicable, 11a-3 under the 1940 Act, as amended from time to time or replaced, as if those rules applied to closed-end management investment companies, and will comply with FINRA Rule 2341, as amended from time to time, as if that rule applied to all closed-end management investment companies.

34 See Bearing of Distribution Expenses by Mutual Funds, Investment Co. Act Rel. No. 11414 (October 28, 1980).

35 Id. Fed. Sec. L. Rep. (CCH) at 83,733.

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VII.	CORPORATE ACTION

The Fund’s Amended and Restated Declaration of Trust empowers the Fund’s Board of Trustees (the “Board,” each member a “Trustee”) to establish different classes of Shares and to take any other action necessary to accomplish the establishment and creation of such classes of Shares. The Board has adopted resolutions, attached as Exhibit B, authorizing the Fund’s officers to file the Application with the Commission.

VIII.	CONCLUSION

For the reasons stated above, Applicants submit that the exemptions requested are necessary and appropriate in the public interest and are consistent with the protection of investors and purposes fairly intended by the policy and provisions of the 1940 Act. Applicants further submit that the relief requested pursuant to Section 23(c)(3) will be consistent with the protection of investors and will insure that Applicants do not unfairly discriminate against any holders of the class of securities to be purchased. Applicants also believe that the requested relief meets the standards for relief in Section 17(d) of the 1940 Act and Rule 17d-1 thereunder. Applicants desire that the Commission issue the requested order pursuant to Rule 0-5 under the 1940 Act without conducting a hearing.

All of the requirements for execution and filing of this Application on behalf of the Applicants have been complied with in accordance with the organizational documents of the Applicants, and the undersigned officers of the Applicants are fully authorized to execute this Application. The verifications required by Rule 0-2(d) under the 1940 Act are attached to this Application.

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AUTHORIZATION AND SIGNATURES

The filing of this Application for the order sought hereby and the taking of all acts reasonably necessary to obtain the relief requested herein was authorized by the Board of the Fund. The Board also authorized the filing of the Application on behalf of the Adviser because of the Adviser’s affiliation with the Fund. In accordance with Rule 0-2(c) under the 1940 Act, each person executing this Application on behalf of the Applicants being duly sworn deposes and says that he has duly executed this Application for and on behalf of the applicable entity listed; that the person is authorized to execute this Application pursuant to the terms of an operating agreement, management agreement or otherwise; and that all actions by members, trustees, or other bodies necessary to authorize each such deponent to execute and file this Application have been taken.

All requirements for the execution and filing of this Application in the name and on behalf of each Applicant by the undersigned have been complied with and the undersigned is fully authorized to do so and has duly executed this 17th day of August, 2017.

Pursuant to the requirements of the Investment Company Act of 1940, as amended, the Applicants have caused this Application to be duly signed on their behalf on this 17th day of August, 2017.

STEADFAST ALCENTRA GLOBAL CREDIT FUND

By:	/s/ Christopher Hilbert
Name:	Christopher Hilbert
Title:	Chief Executive Officer

Steadfast INVESTMENT Adviser, LLC

By:	/s/ Christopher Hilbert
Name:	Christopher Hilbert
Title:	Chief Executive Officer

EXHIBIT A

RESOLUTIONS OF THE FUND’S BOARD OF TRUSTEES

Approval of Filing of Application for Exemptive Relief

WHEREAS, the board of trustees (the “Board”) of Steadfast Alcentra Global Credit Fund (the “Fund”) has determined that it is in the best interests of the Fund to file an application (the “Application”) with the U.S. Securities and Exchange Commission (the “SEC”) for an order (i) pursuant to Sections 6(c) of the Investment Company Act of 1940, as amended (the “1940 Act”), for an exemption from Sections 18(a)(2), 18(c) and 18(i) of the 1940 Act; (ii) pursuant to Sections 6(c) and 23(c) of the 1940 Act, for an exemption from Rule 23c-3 of the 1940 Act; and (iii) pursuant to Section 17(d) of the 1940 Act and Rule 17d-1 under the 1940 Act to permit the Fund to issue multiple classes of shares and to impose early withdrawal charges and asset-based distribution and/or service fees with respect to a certain class.

NOW, THEREFORE, BE IT RESOLVED, that the Board hereby approves the preparation of the Application, and that the Fund’s officers (each, an “Authorized Officer” and, collectively, the “Authorized Officers”) and Steadfast Investment Adviser, LLC (the “Adviser”), the Fund’s investment adviser, and its officers be, and each of them hereby is, authorized in the name and on behalf of the Fund, to submit and cause to be filed with the SEC the Application, with such changes, modifications or amendments thereto as any Authorized Officer deems necessary, desirable or appropriate; and

RESOLVED, that any and all actions previously taken by the Fund or any of its trustees or Authorized Officers or the Adviser or any of its officers in connection with the actions contemplated by the foregoing resolution be, and each of them hereby is, ratified, confirmed, approved and adopted in all respects as and for the acts and deeds of the Fund.

EXHIBIT B

VERIFICATION OF APPLICATION AND STATEMENT OF FACT

STATE OF CALIFORNIA	)
COUNTY OF ORANGE	)

The undersigned states that he has duly executed the attached Application for and on behalf of Steadfast Alcentra Global Credit Fund and Steadfast Investment Adviser, LLC; that he is the Chief Executive Officer of each such entity; and that all actions necessary to authorize him to execute and file the attached Application have been taken. The undersigned further states that he is familiar with the attached Application, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

By:	/s/ Christopher Hilbert
Name:	Christopher Hilbert
Title:	Chief Executive Officer